                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     Rule 13e-3 Transaction Statement under
              Section 13(e) of the Securities Exchange Act of 1934

                                (Amendment No. 3)


                                Craig Corporation
                                (Name of Issuer)

                                Craig Corporation
                           Citadel Holding Corporation
                           Reading Entertainment, Inc.
                             Craig Merger Sub, Inc.
                            Reading Merger Sub, Inc.
                                 James J. Cotter
                       (Names of Persons Filing Statement)

               Common Stock, Par Value $0.25 Per Share                                          CUSIP Number  224174102
     Class A Common Preference Stock, Par Value $0.01 Per Share                                 CUSIP Number  224174201
                                     (Title and CUSIP Number of Each Class of Securities)

                          S. Craig Tompkins, President
                                Craig Corporation
                         550 S. Hope Street, Suite 1825
                          Los Angeles, California 90071
                                 (213) 239-0555
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                                            Copies to:
           Michael J. Bonner, Esq.                    Craig H. Norville, Esq.
      Kummer Kaempfer Bonner & Renshaw                     Jones Vargas                          Dale E. Short, Esq.
         3800 Howard Hughes Parkway,                3773 Howard Hughes Parkway          Troy & Gould Professional Corporation
                  7th Floor                              Third Floor South               1801 Century Park East, 16th Floor
           Las Vegas, Nevada 89109                    Las Vegas, Nevada 89109               Los Angeles, California 90067
               (702) 792-7000                             (702) 734-2220                           (310) 553-4441

This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  [X] The filing of a registration statement under the Securities Act of 1933.
c.  [ ] A tender offer.
d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                                         CALCULATION OF FILING FEE
======================================================================================================================
                 Transaction Valuation(1)                                    Amount of Filing Fee(2)
----------------------------------------------------------------------------------------------------------------------
                    $18,981,369                                                    $3,797
======================================================================================================================

(1) In accordance with Rule 0-11(b)(2) and (a)(4) under the Securities Exchange Act of 1934, the "Transaction Value" has been calculated based on the average of the high and low sale prices of Common Stock and Class A Common Preference Stock on November 13, 2001, as reported on the New York Stock Exchange as follows: 3,402,808 shares of Common Stock at $2.00 per share; and 7,058,408 shares of Class A Common Preference Stock at
     $1.725 per share.

(2) The amount of the filing fee equals 1/50th of 1% of the "Transaction Valuation."
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,366(1)
Form or Registration No.:  Reg. No. 333-68364
Filing Party:  Citadel Holding Corporation
Date Filed:  August 24, 2001
-------
(1) Of the amount previously paid, $3,129 has been offset against the fee payable in connection with the Rule 13e-3 Transaction Statement being filed concurrently by Reading Entertainment, Inc.

                                 SCHEDULE 13E-3

                                INTRODUCTORY NOTE

Consolidation Agreement
-----------------------

     This Amendment No. 3 (this "Final Amendment") is the final amendment to and supplements the Rule 13e-3 Transaction Statement, as amended by Amendments No. 1 and 2 thereto, relating to the consolidation transaction contemplated by the Agreement and Plan of Merger, dated as of August 17, 2001 (the "Consolidation Agreement"), among Craig Corporation, a Nevada corporation ("Craig"), Citadel Holding Corporation, a Nevada corporation ("Citadel"), Reading Entertainment, Inc., a Nevada corporation ("Reading"), Craig Merger Sub, Inc., a Nevada corporation ("Craig Merger Sub"), and Reading Merger Sub, Inc., a Nevada corporation ("Reading Merger Sub").

Completion of the Consolidation and Conversion of Stock and Options
-------------------------------------------------------------------

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") to report the completion on December 31, 2001 of the consolidated transaction. On December 31, 2001, the stockholders of Citadel approved of the issuance of Citadel nonvoting common shares in the consolidation and the respective stockholders of Craig and Reading approved of the Consolidation Agreement at joint meetings of the stockholders of the three companies. The "effective time" of the consolidation was the time of the filing of the respective Articles of Merger of Craig and Reading with the Nevada Secretary of State, which occurred on December 31, 2001. At the effective time, Craig Merger Sub merged with and into Craig, and Reading Merger Sub merged with and into Reading, with the result that Craig and Reading became wholly owned subsidiaries of Citadel, and Craig stockholders and Reading stockholders became stockholders of Citadel as described in the following paragraphs.

         Craig Common Stock and Common Preference Stock

         At the effective time, each outstanding share of Craig common stock and common preference stock was automatically converted into the right to receive
1.17 shares of Citadel nonvoting common stock.

         Reading Common Stock

         At the effective time, each outstanding share of Reading common stock was automatically converted into the right to receive 1.25 shares of Citadel nonvoting common stock.

         Craig and Reading Options

         At the effective time, each outstanding stock option of Craig and Reading was assumed by Citadel and became an option to purchase an equivalent number (based on the foregoing conversion ratios) of shares of either Citadel voting common stock or nonvoting common stock, at each option holder's election.

Delisting and Deregistration of Craig Common Stock.
--------------------------------------------------

         On December 31, 2001, Craig filed with the Securities and Exchange Commission a Certification and Notice of Termination on Form 15 in order to terminate in accordance with Rule 12g-4 under the Exchange Act the registration of Craig common stock and common preference under Section 12(g) of the Exchange Act. As of that date, Craig's obligation to file information, documents and reports under Section 13 of the Exchange Act with respect to its common stock and common preference stock was suspended in accordance with Rule 12h-3 under the Exchange Act. In addition, Craig notified the New York Stock Exchange to delist and cease trading of Craig's common stock and common preference stock as of the opening of business on January 2, 2002.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         CRAIG CORPORATION

Date:   December 31, 2001                     By:   /s/ James J. Cotter
                                                   -------------------
                                                   James J. Cotter
                                                   Chairman

                                         CITADEL HOLDING CORPORATION

                                              By:  /s/ James J. Cotter
                                                   -------------------
                                                   James J. Cotter
                                                   Chairman

                                         READING MERGER SUB, INC.

                                              By:  /s/ James J. Cotter
                                                   -------------------
                                                   James J. Cotter
                                                   Chairman

                                         CRAIG MERGER SUB, INC.

                                              By:  /s/ S. Craig Tompkins
                                                   ---------------------
                                                   S. Craig Tompkins
                                                   President

                                         READING ENTERTAINMENT, INC.

                                              By:  /s/ James J. Cotter
                                                   --------------------
                                                   James J. Cotter
                                                   Chairman

                                         /s/ James J. Cotter
                                         -------------------
                                             JAMES J. COTTER


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